

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2025

Timothy Millage
Chief Financial Officer
Lee Enterprises, Incorporated
4600 East 53rd Street
Davenport, IA 52807

> **Re: Lee Enterprises, Incorporated**
> **Form 10-K for the Fiscal Year Ended September 29, 2024**
> **Response Letter Dated March 24, 2025**
> **File No. 001-06227**

Dear Timothy Millage:

We have reviewed your March 24, 2025 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 24, 2025 letter.

Response Letter dated March 24, 2025

Response to Staff Comment 2

1.   We note your response to prior comment 2. Please confirm that each of your 50 Strategic Business Units ("SBU's") represents a component and provide us with your assessment of the guidance in ASC 350-20-55-7(a)-(d) in determining that all SBU's have similar economic characteristics. Also tell us the discrete financial information that is available for each SBU, the quantitative data and metrics you considered in determining that your SBU's should be aggregated into a single reporting unit, and the high and low ends of the range for such quantitative datapoints of the component population for the periods used in your assessment.

Please contact Melissa Gilmore at 202-551-3777 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing